                            [GERDAU AMERISTEEL LOGO]

             GERDAU AMERISTEEL ANNOUNCES SECOND QUARTER 2004 RESULTS

TORONTO, ON, AUGUST 3, 2004 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) today reported net income of $105.5 million, or $0.48 per share fully diluted, on net sales of $733.8 million for the quarter ended June 30, 2004, compared to a net loss of $6.9 million, or $0.03 per share fully diluted, on net sales of $440.8 million for the quarter ended June 30, 2003. For the six months ended June 30, 2004, GNA reported net income of $127.0 million, or $0.60 per share fully diluted, on net sales of $1,352.7 million, compared to a net loss of $13.2 million, or $0.07 per share fully diluted, on net sales of $857.4 million for the six months ended June 30, 2003. EBITDA for the June quarter of 2004 was $168.8 million and $228.0 million for the six months, compared to EBITDA for the June quarter of last year of $21.1 million and $33.4 million for the six months. All financial results are in U.S. dollars and are presented in accordance with United States generally accepted accounting principles (GAAP).

The following table summarizes GNA's results for the second quarter of 2004 compared to the results for the second quarter of 2003.

                                                            FOR THE QUARTER ENDING
                                                       ---------------------------------
                                                       June 30, 2004       June 30, 2003
                                                       -------------       -------------
Income Statement ($000's except EPS)
       Net sales                                          $733,774           $ 440,797
       Operating income                                    136,244               4,347
       Net income (loss)                                   105,466              (6,886)
       EBITDA (note 1)                                     168,798              21,112
       EPS - Basic                                        $   0.48           $   (0.03)
       EPS - Diluted                                      $   0.48           $   (0.03)

Balance Sheet ($000's except share price)
       Working capital                                    $399,731           $ 325,605
       Total debt (note 2)                                 532,235             663,542
       Book value                                          755,444             546,383
       Market capitalization                               855,338             285,251
       Total shares outstanding (000's) (note 3)           225,089             198,091
       Share price (US $ per share)                       $   3.80           $    1.44

Notes:

      (1) EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA excludes joint venture EBITDA but includes $14 million and $0 cash distributions from joint ventures for the three months ended June 30, 2004 and June 30, 2003, respectively.

      (2) Debt includes Convertible Debentures of $74.8 million and $71.5 million at June 30, 2004, and June 30, 2003, respectively.

      (3) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company issued common shares to its majority shareholder, Gerdau S.A.

Including joint ventures, mill shipments were 1.5 million tons of finished steel in the three months ended June 30, 2004, an increase of 5.5% over the second quarter of 2003. Average mill prices increased $207 per ton, or 68.3%, compared to the second quarter in 2003. Scrap raw material costs increased $54 per ton, or 48.2%, compared to the second quarter of 2003, partially offsetting the mill price increases. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $153 per ton, or 80.2%, compared to the previous year quarter. Mill manufacturing costs were $192 per ton in the second quarter of 2004 compared to $166 per ton in the second quarter of 2003 reflecting increased yield costs due to higher scrap prices and higher energy prices. Fabricated steel prices increased $133 per ton compared to the second quarter of the prior year. Income from operations was $136.2 million, or $107 per ton of finished steel shipped, in the second quarter of 2004 as compared to $4.3 million, or $4 per ton of finished steel shipped, in the same quarter of 2003.

The following table summarizes GNA's results for the six months ended June 30, 2004 compared to the results for the six months ended June 30, 2003.

                                                          FOR THE SIX MONTHS ENDING
                                                       --------------------------------
                                                       June 30, 2004     June 30, 2003
                                                       -------------     -------------
Income Statement ($000's except EPS)
       Net sales                                         $1,352,727         $ 857,360
       Operating income (loss)                              174,947            (4,164)
       Net income (loss)                                    126,971           (13,197)
       EBITDA (note 1)                                      227,957            33,358
       EPS - Basic                                       $     0.61         $   (0.07)
       EPS - Diluted                                     $     0.60         $   (0.07)

Balance Sheet ($000's except share price)
       Working capital                                   $  399,731         $ 325,605
       Total debt (note 2)                                  532,235           663,542
       Book value                                           755,444           546,383
       Market capitalization                                855,338           285,251
       Total shares outstanding (000's) (note 3)            225,089           198,091
       Share price (US $ per share)                      $     3.80         $    1.44

Notes:

      (1) EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA excludes joint venture EBITDA but includes $15.8 million and $1.8 million of cash distributions from joint ventures for the six months ended June 30, 2004 and June 30, 2003, respectively.

      (2) Debt includes Convertible Debentures of $74.8 million and $71.5 million at June 30, 2004, and June 30, 2003, respectively.

      (3) On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company issued common shares to its majority shareholder, Gerdau S.A.


Including joint ventures, mill shipments were 3.0 million tons of finished steel for the six months ended June 30, 2004 an increase of 8.5% over the prior year reflecting strong North American demand for steel products. Average mill prices increased $152 per ton, or 50.7%, compared to the six months ended June 30, 2003. Scrap raw material costs increased $61 per ton, or 56.1%, compared to the six months ended June 30, 2003, partially offsetting the mill price increases.

Metal spread, the difference between mill selling prices and scrap raw material cost, increased $90 per ton, or 47.6%, compared to the previous year. Mill manufacturing costs were $191 per ton for the six months ended June 30, 2004 compared to $169 per ton for the same period in the prior year reflecting increased yield costs due to higher scrap prices and higher energy costs. Fabricated steel prices increased $104 per ton compared to the six months ended June 30, 2003. Income from operations was $174.9 million, or $67 per ton of finished steel shipped, in the six months ended June 30, 2004 as compared to a loss from operations of $4.2 million, or $2 per ton of finished steel shipped, in the same period in the prior year.

JOINT VENTURE RESULTS (50% SHARE OWNED BY GERDAU AMERISTEEL)

The following information represents the Company's 50% investment in joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco.

For the second quarter of 2004, the Company's 50% share of the joint ventures shipped 188,000 tons of finished steel products at an average selling price of $566 per ton compared to 193,000 tons at an average selling price of $274 per ton in the second quarter of 2003. The Company's share of operating income of the joint ventures was $36.9 million, or $196 per ton of finished steel, for the three months ended June 30, 2004 as compared to $1.8 million, or $9 per ton of finished steel, for the three months ended June 30, 2003. The Company's share of the joint ventures' net income was $36.2 million for the three months ending June 30, 2004, compared to $1.2 million for the three months ending June 30, 2003. The Company's share of the joint ventures' EBITDA was $39.2 million for the three months ending June 30, 2004, compared to $3.6 million for the three months ending June 30, 2003.

For the six months ended June 30, 2004, the Company's 50% share of the joint ventures shipped 380,000 tons of finished steel products at an average selling price of $477 per ton compared to 365,000 tons at an average selling price of $283 per ton in the six months ended June 30, 2003. The Company's share of operating income of the joint ventures was $47.1 million, or $124 per ton of finished steel, for the six months ended June 30, 2004 as compared to $5.8 million, or $16 per ton of finished steel, for the six months ended June 30, 2003. The Company's share of joint ventures net income was $45.7 million for the six months ending June 30, 2004, compared to $4.9 million for the six months ending June 30, 2003. The Company's share of the joint ventures EBITDA was $51.9 million for the six months ending June 30, 2004, compared to $9.9 million for the six months ending June 30, 2003.

CEO COMMENTS

Phillip Casey, President and CEO of Gerdau Ameristeel, commented,

"The June quarterly results set a record for Gerdau Ameristeel. This earnings performance also highlights the unpredictable and volatile nature of today's domestic steel industry. The effects of globalization and domestic industry consolidation have drastically changed the traditional market dynamics for steel. These emerging factors present new challenges in defining strategic decisions and in projecting the magnitude and duration of market cycles.

For the future, the key unknown is the sustainability of this positive industry trend in an uncertain political, economic and globally competitive environment. Gerdau Ameristeel's manufacturing facilities have significantly increased steel production, and overall steel capacity utilization is running at optimum levels. Despite strong levels of domestic steel production, the overall market continues to experience availability constraints due to seasonal high demand and reduced levels of alternative import sources. Gerdau Ameristeel's challenge is to continue to accommodate customer demands with the Canadian mills having maintenance outages scheduled during the next quarter and avoid disruptions from the installation of new equipment."

NOTICE OF CONFERENCE CALL

Gerdau Ameristeel invites you to listen to a live broadcast of its second quarter conference call on Tuesday, August 3, 2004, at 3:30 pm EST. The call will be hosted by Phillip Casey, President and CEO, and Tom Landa, VP and CFO, and can be accessed via our website at www.gerdauameristeel.com. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The Company's products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.

Beginning with first quarter 2004, Gerdau Ameristeel's financial results are presented in accordance with United States GAAP. In fiscal year 2003, quarterly and annual financial results were presented in accordance with Canadian GAAP. The results for 2003 included in this press release have been presented under U.S. GAAP for comparative purposes.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income (loss) is shown below:

                                             FOR THE THREE MONTHS ENDED
                                            -----------------------------
                                            June 30, 2004   June 30, 2003
                                            -------------   -------------
($000s)
Net income (loss)                             $ 105,466       $ (6,886)
Income tax expense (benefit)                     55,879         (6,897)
Interest and other expense on debt               10,040         15,840
Depreciation and amortization                    19,597         20,231
Earnings from joint ventures                    (36,184)        (1,176)
Cash distribution from joint ventures            14,000              -
                                              ---------       --------
EBITDA                                        $ 168,798       $ 21,112
                                              =========       ========

                                                FOR THE SIX MONTHS ENDED
                                            --------------------------------
                                            June 30, 2004      June 30, 2003
                                            -------------      -------------
($000s)
Net income (loss)                             $ 126,971          $(13,197)
Income tax expense (benefit)                     63,689           (14,818)
Interest and other expense on debt               28,059            25,923
Depreciation and amortization                    39,134            38,730
Earnings from joint ventures                    (45,695)           (4,862)
Cash distribution from joint ventures            15,799             1,799
Minority interest                                     -              (217)
                                              ---------          --------
EBITDA                                        $ 227,957          $ 33,358
                                              =========          ========

This news release contains certain "forward-looking" statements with respect to Gerdau Ameristeel's operations and future financial results. Actual results may vary from expected results due to numerous risks and uncertainties identified in filings made by the Company with securities regulatory authorities. Although the Company believes that its statements are based on reasonable assumptions there can be no assurance that future events will not affect their accuracy.

FOR MORE INFORMATION PLEASE CONTACT:

Phillip E. Casey                               Tom J. Landa
President and Chief Executive Officer          Vice President and Chief Financial Officer
Gerdau Ameristeel                              Gerdau Ameristeel
(813) 207-2225                                 (813) 207-2300
pcasey@gerdauameristeel.com                    tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE INCLUDES JOINT VENTURES

                                                                                    FOR THE THREE MONTHS ENDING
                                                                          JUNE 30, 2004                        JUNE 30, 2003
                                                                  -------------------------            -------------------------
                                                                    TONS                                  TONS
                                                                    ----                                  ----
PRODUCTION

     Melt Shops                                                   1,596,012                            1,456,376
     Rolling Mills                                                1,511,812                            1,339,857

                                                                    TONS                %                 TONS               %
                                                                    ----               ----              -------            ----
FINISHED STEEL SHIPMENTS

     Rebar                                                         326,292             22.3              388,461            28.1
     Merchant / Special Sections                                   541,924             37.1              478,709            34.6
     Rod                                                           200,172             13.7              151,142            10.9
     Fabricated Steel                                              204,269             14.0              173,733            12.5
     Flat rolled (Joint Venture)                                   188,034             12.9              192,665            13.9
                                                                 ---------            -----            ---------           -----
          Total                                                  1,460,691            100.0            1,384,710           100.0

                                                                    $/TON                                $/TON
                                                                   -----                                 ------
SELLING PRICE

     Mill external shipments                                       509.61                                302.79
     Fabricated steel shipments                                    565.63                                432.89

SCRAP CHARGED                                                      166.82                                112.58

METAL SPREAD (SELLING PRICE LESS SCRAP)

     Mill external shipments                                       342.79                                190.21
     Fabricated steel shipments                                    398.81                                320.31

Mill manufacturing cost                                            191.83                                165.52

                                                                                      $/TON                                $/TON
                                                                                     FINISHED                             FINISHED
                                                                 $ THOUSAND           STEEL            $ THOUSAND          STEEL
                                                                 ----------           -----            ----------          -----
EBITDA                                                             168,798           132.63               21,112           17.71

EBITDA OF JOINT VENTURES                                            39,226           208.61                3,625           18.82

OPERATING INCOME                                                   136,244           107.05                4,347            3.65

OPERATING INCOME OF JOINT VENTURES                                  36,867           196.07                1,815            9.42

INTEREST EXPENSE                                                    10,039             7.89               15,840           13.29

CAPITAL EXPENDITURES                                                15,217                                11,856

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

              THE INFORMATION IN THIS TABLE INCLUDES JOINT VENTURES

                                                                              FOR THE SIX MONTHS ENDING
                                                           JUNE 30, 2004                                    JUNE 30, 2003
                                                  ------------------------------                   ----------------------------
                                                     TONS                                             TONS
                                                  ----------                                       ----------
PRODUCTION
     Melt Shops                                    3,165,256                                       2,774,141
     Rolling Mills                                 2,979,888                                       2,576,827

                                                     TONS                    %                        TONS                  %
                                                  ----------               -----                   ----------             -----
FINISHED STEEL SHIPMENTS
     Rebar                                           698,220                23.4                      792,654              28.8
     Merchant / Special Sections                   1,144,321               38.3                       983,580              35.7
     Rod                                             397,270                13.3                      292,598              10.6
     Fabricated Steel                                365,822                12.3                      317,928              11.6
     Flat rolled (Joint Venture)                     379,566                12.7                      365,215              13.3
                                                   ---------               -----                    ---------             -----
          Total                                    2,985,199               100.0                    2,751,975             100.0

                                                      $/TON                                            $/TON
                                                      ------                                           ------
SELLING PRICES
     Mill external shipments                          450.32                                           298.79
     Fabricated steel shipments                       533.91                                           430.05

SCRAP CHARGED                                         170.62                                           109.33

METAL SPREAD (SELLING PRICE LESS SCRAP)
     Mill external shipments                          279.70                                           189.46
     Fabricated steel shipments                       363.29                                           320.72

Mill manufacturing cost                               191.24                                           169.25

                                                                           $/TON                                            $/TON
                                                                         FINISHED                                         FINISHED
                                                  $ THOUSAND               STEEL                   $ THOUSAND               STEEL
                                                  ----------             --------                  ----------             --------
EBITDA                                              227,957                87.49                     33,358                 13.98

EBITDA OF JOINT VENTURES                             51,859               136.63                      9,899                 27.10

OPERATING INCOME (LOSS)                             174,947                67.14                     (4,164)                (1.74)

OPERATING INCOME OF JOINT VENTURES                   47,134               124.18                      5,832                 15.97

INTEREST EXPENSE                                     28,059                10.77                     25,923                 10.86

CAPITAL EXPENDITURES                                 26,429                                          21,780

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

                                                          JUNE 30,       DECEMBER 31,
                                                            2004             2003
                                                         -----------     -----------
ASSETS
   CURRENT ASSETS
       Cash and cash equivalents                         $    16,886     $     9,950
       Accounts receivable, net                              304,731         205,226
       Inventories                                           427,259         352,842
       Deferred tax assets                                    13,269          13,269
       Other current assets                                   17,469          20,701
                                                         -----------     -----------
              TOTAL CURRENT ASSETS                           779,614         601,988

   INVESTMENTS                                               161,834         132,314
   PROPERTY, PLANT AND EQUIPMENT                             780,475         795,063
   GOODWILL                                                  117,915         116,564
   DEFERRED FINANCING COSTS                                   14,906          16,063
   DEFERRED TAX ASSETS                                         7,592          15,045
   OTHER ASSETS                                                  100              72
                                                         -----------     -----------
TOTAL ASSETS                                             $ 1,862,436     $ 1,677,109
                                                         ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
       Accounts payable                                  $   242,208     $   208,664
       Accrued salaries, wages and employee benefits          32,494          29,732
       Accrued interest                                       21,190          23,730
       Other current liabilities                              54,809          34,357
       Bank indebtedness                                       3,021           1,524
       Current portion of long-term borrowings                26,161           1,250
                                                         -----------     -----------
              TOTAL CURRENT LIABILITIES                      379,883         299,257

   LONG-TERM BORROWINGS, LESS CURRENT PORTION                428,302         562,703
   CONVERTIBLE DEBENTURES                                     74,751          78,302
   ACCRUED BENEFIT OBLIGATIONS                                82,988          92,996
   OTHER LIABILITIES                                          43,540          45,172
   DEFERRED TAX LIABILITIES                                   97,528          65,072
                                                         -----------     -----------
TOTAL LIABILITIES                                          1,106,992       1,143,502
                                                         -----------     -----------
   SHAREHOLDERS' EQUITY
       Capital stock                                         645,737         547,601
       Retained earnings (accumulated deficit)               101,155         (25,816)
       Accumulated other comprehensive income                  8,552          11,822
                                                         -----------     -----------

TOTAL SHAREHOLDERS' EQUITY                                   755,444         533,607
                                                         -----------     -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 1,862,436     $ 1,677,109
                                                         ===========     ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)
(Unaudited)

                                                       THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                     JUNE 30,         JUNE 30,        JUNE 30,          JUNE 30,
                                                      2004             2003             2004             2003
                                                   -----------      -----------      -----------      -----------
NET SALES                                          $   733,774      $   440,797      $ 1,352,727      $   857,360

OPERATING EXPENSES
     Cost of sales                                     556,288          399,580        1,097,545          791,279
     Selling and administrative                         22,779           18,241           43,819           35,272
     Depreciation                                       18,973           17,027           37,887           35,152
     Other operating (income) expense                     (510)           1,602           (1,471)            (179)
                                                   -----------      -----------      -----------      -----------
                                                       597,530          436,450        1,177,780          861,524
                                                   -----------      -----------      -----------      -----------
INCOME (LOSS) FROM OPERATIONS                          136,244            4,347          174,947           (4,164)

EARNINGS FROM JOINT VENTURES                            36,184            1,176           45,695            4,862
                                                   -----------      -----------      -----------      -----------

INCOME  BEFORE OTHER EXPENSES AND INCOME TAXES         172,428            5,523          220,642              698

OTHER EXPENSES
     Interest, net                                      10,039           15,840           28,059           25,923
     Foreign exchange loss (gain)                          418              262              675             (571)
     Amortization of deferred financing costs              626            3,204            1,248            3,578
                                                   -----------      -----------      -----------      -----------
                                                        11,083           19,306           29,982           28,930
                                                   -----------      -----------      -----------      -----------
INCOME (LOSS) BEFORE INCOME TAXES                      161,345          (13,783)         190,660          (28,232)
INCOME TAX EXPENSE (BENEFIT)                            55,879           (6,897)          63,689          (14,818)
                                                   -----------      -----------      -----------      -----------
INCOME (LOSS) BEFORE MINORITY INTEREST                 105,466           (6,886)         126,971          (13,414)
MINORITY INTEREST                                            -                -                -              217
                                                   -----------      -----------      -----------      -----------
NET INCOME (LOSS)                                  $   105,466      $    (6,886)     $   126,971      $   (13,197)
                                                   ===========      ===========      ===========      ===========

EARNINGS (LOSS) PER COMMON SHARE - BASIC           $      0.48      $     (0.03)     $      0.61      $     (0.07)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED         $      0.48      $     (0.03)     $      0.60      $     (0.07)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$  in thousands)
(Unaudited)

                                                                         THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                       JUNE 30,       JUNE 30,       JUNE 30,       JUNE 30,
                                                                         2004          2003            2004           2003
                                                                      ---------      ---------      ---------      ---------
OPERATING ACTIVITIES
Net income (loss)                                                     $ 105,466      $  (6,886)     $ 126,971      $ (13,197)
Adjustment to reconcile net income (loss) to net cash provided by
(used in) operating activities:
          Depreciation                                                   18,973         17,027         37,887         35,152
          Amortization                                                      626          3,204          1,248          3,578
          Deferred income taxes                                          33,891         (5,368)        38,032        (12,234)
          (Gain) on disposition of property, plant and equipment              -           (426)             -           (330)
          Foreign exchange on related party loans                             -          3,867              -          7,241
          (Income) from joint ventures                                  (36,184)        (1,176)       (45,695)        (4,862)
          Distributions from Joint Ventures                              14,000              -         15,799          1,799

Changes in operating assets and liabilities, net of acquisitions:
          Accounts receivable                                           (13,052)         8,062       (102,336)       (57,117)
          Inventories                                                   (38,960)       (15,959)       (75,326)        (2,610)
          Other assets                                                    2,094         (4,371)         1,042         (9,162)
          Liabilities                                                   (19,669)        (9,059)        53,989         32,533
                                                                      ---------      ---------      ---------      ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                      67,185        (11,085)        51,611        (19,209)

INVESTING ACTIVITIES
          Additions to property, plant and equipment                    (15,217)       (11,856)       (26,429)       (21,780)
          Acquisitions                                                        -              -        (11,127)             -
          Proceeds from dispositions of property, plant, and
            equipment                                                         -              5              -             77
                                                                      ---------      ---------      ---------      ---------
NET CASH USED IN INVESTING ACTIVITIES                                   (15,217)       (11,851)       (37,556)       (21,703)

FINANCING ACTIVITIES
          Proceeds from issuance of new debt                                  -        560,431         25,000        542,357
          Revolving credit (payments)                                  (149,275)      (487,023)      (130,072)      (474,199)
          Increase in related party loans payable                             -        (30,000)             -              -
          Additions to deferred financing costs                               -        (13,378)             -        (13,419)
          Changes in minority interest                                        -              -              -           (218)
          Proceeds from issuance of employee stock purchases                170              -            365              -
          Proceeds from issuance of common stock                         97,889              -         97,889              -
                                                                      ---------      ---------      ---------      ---------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                     (51,216)        30,030         (6,818)        54,521
                                                                      ---------      ---------      ---------      ---------
Effect of exchange rate changes on cash and cash equivalents               (154)           319           (301)           (40)
                                                                      ---------      ---------      ---------      ---------

INCREASE IN CASH AND CASH EQUIVALENTS                                       598          7,413          6,936         13,569

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                         16,288         18,698          9,950         12,542
                                                                      ---------      ---------      ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                            $  16,886      $  26,111      $  16,886      $  26,111
                                                                      =========      =========      =========      =========